27 April 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 426,000 RELX PLC ordinary shares at a price of 1222.4617p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 76,093,480 ordinary shares in treasury, and has 1,100,548,756 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 12,213,700 shares.

RELX NV announces that today, it purchased (through UBS Limited) 380,000 RELX NV ordinary shares at a price of €14.9307 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 68,127,194 ordinary shares in treasury, and has 980,713,128 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 11,013,800 shares.